Grid Petroleum Corporation

720 S. Colorado Blvd

Denver, Colorado 80246

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

November 6, 2014

Re: Grid Petroleum.

Form 8-K

Filed October 17, 2014

File No. 000-53276

Dear Mr. Horowitz:

This letter sets forth the response of Grid Petroleum Corporation (“GRPR” or the “Company”) to the Staff’s comment letter dated November 4, 2014. Further, we have filed an Amendment No. 1 to our Current Report on Form 8-K filed on October 17, 2014, to address the comments as referenced in our responses below.

Form 8-K filed October17, 2014

1.

Please obtain and file a letter from your former independent accountant as an Exhibit 16 to an amended Form 8-K. This letter should state whether they agree with your disclosers or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-K.

Response: We have amended the original 8-K filed on October 17, 2014 with an amended 8-K, which discloses that on 2 separate occasions we have requested the former accountant to provide such a letter and the former accountant has refused and continues to refuse to provide such a letter, notwithstanding the former accountant’s assurances that it would provide such a letter.   We believethat the former accountant may have some health issues, which have resulted in the current situation.

Also, we have requested that the former accountant provide its consent to use the audit report prepared by the accountant regarding our financial statements for our fiscal year ended in 2013.  To date, the former accountant has not provided that consent and has not offered an explanation why it won’t provide such consent.   If the former accountant does not provide that consent, we will be required to spend additional money needlessly for work already done and paid for, as we have already paid the former accountant for the services of the former accountant related to that audit report.

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

James Powell

/s/ James Powell

President